Exhibit (a)(8)

Form of email sent by the Company’s Human Resources Department reminding eligible U.S. employees of the expiration of offer

Dear Employee,

We would like to remind you that the offer to reassign your eligible options will expire at 11:59 p.m., Eastern Daylight Time, TODAY.  You may review the terms of the offer in the Offer to Reassign Share Options (the “Offer to Reassign”) and related documentation that we delivered to you on May 15, 2009.  As noted in the Offer to Reassign, we will notify you later today, following the close of trading on the New York Stock Exchange, of the definitive exercise price of the new share options.

If you have already submitted your election form and still wish to participate in the stock option reassignment program, you need not do anything further.  If you have not yet submitted the election form attached to our May 15th email and wish to participate in the stock option reassignment program, you must properly complete and sign the election form and return it before the offer expires at 11:59 p.m., Eastern Daylight Time, TODAY to Tom Larson by fax at (513) 492-6915 or by email at tlarson@luxotticaRetail.com.  Your election form must be received by the Company before the offer expires.  If we have not received your properly completed and signed election form before the offer expires, you will have rejected this offer and you will keep your current options.  Conversely, if you have already submitted your election form and no longer wish to participate in the stock option reassignment program, you must submit your notice of withdrawal attached to our May 15th email to Tom Larson at the fax number or email address set forth above, which notice must be received by the Company before the offer expires; otherwise, you will be deemed to have tendered your eligible options and will be granted new options.

If you have questions, you may contact Tom Larson by telephone at (513) 765-6915 or by email at tlarson@luxotticaRetail.com at any time prior to the expiration of this Offer to Reassign.

Thank you.